UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2025 and 2024	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2025 and 2024	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2025	13

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Wealth Accumulation Benefits Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (the "Plan") as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

/s/ CohnReznick LLP

Parsippany, New Jersey

June 25, 2026

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2025 AND 2024

ASSETS	2025	2024
Investments, at fair value	$233,080,869	$211,461,700
Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	39,062,160	54,463,690
Total investments	272,143,029	265,925,390
Receivables:
Notes receivable from participants	5,488,694	5,095,808
Employer contributions	8,185,767	10,434,728
Participant contributions	129,787	135,754
Totals	13,804,248	15,666,290
Net assets available for benefits	$285,947,277	$281,591,680

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$30,459,895	$22,134,985
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment and dividend income (loss)	(10,036,000)	6,423,468
Dividend and interest income	4,591,579	2,815,035
Totals	25,015,474	31,373,488
Contributions:
Employee	12,151,985	11,409,324
Employer	14,674,911	17,019,628
Totals	26,826,896	28,428,952
Interest income on notes receivable from participants	430,620	367,518
Other additions	139,886	20,450
Totals	570,506	387,968
Total additions	52,412,876	60,190,408
Deductions from net assets attributable to:
Distributions to participants	47,188,591	27,735,932
Administrative expenses	251,511	245,633
Total deductions	47,440,102	27,981,565
Net increase in Plan assets before transfers	4,972,774	32,208,843
Transfers to other plans, net	(617,177)	(1,269,977)
Net increase in Plan assets after transfers	4,355,597	30,938,866
Net assets available for benefits:
Beginning of year	281,591,680	250,652,814
End of year	$285,947,277	$281,591,680

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions, employer matching contributions as well as a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All United States hourly employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Effective August 1, 2024, the Plan was amended to increase the cash-out limit from $5,000 to $7,000 and increase the maximum automatic escalator percentage to 15%, in accordance with the SECURE 2.0 Act of 2022.

On December 4, 2024, the Plan was amended in accordance with the SECURE 2.0 Act of 2022 to allow participants ages 60 through 63, as of the end of the plan year, to make enhanced catch-up contributions. This amendment is effective for plan years beginning on or after January 1, 2025.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participant contributions are matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. An automatic escalation feature will increase participants’ pre-tax contributions one percentage point each year up to a maximum of 10% of eligible compensation, increased to 15% as of August 1, 2024. Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation. Highly compensated employees are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

All new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date retirement fund nearest the participant’s 65th birthday. Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1%, that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3% of eligible compensation, with the first 1% of eligible compensation invested in the Company stock fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date retirement fund nearest the participant’s 65th birthday.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit IRA. For the years ended December 31, 2025 and 2024, employee contributions included $1,038,284 and $342,158 of rollovers, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company matching and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65) or death.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum, cash payment, installment payments or as a rollover contribution to a qualified plan or individual retirement account. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 73.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $1,421,830 and $1,374,612 for such forfeitures during the years ended December 31, 2025 and 2024, respectively. The amount in the forfeitures account was $1,611,176 and $1,396,131 as of December 31, 2025 and 2024, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans (“Master Trust”) which is held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”).

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Each participating retirement plan has a divided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and Wealth Accumulation Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

Contributions:

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

New accounting pronouncement:

There have been no accounting pronouncements issued but not yet adopted which are expected to have a material impact on the Plan’s financial statements.

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

mutual funds, a money market fund, and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability; and

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Common Stock Fund: The Common Stock Fund is tracked on a unitized basis. The Common Stock Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Master Trust with Company Stock Cash Fund sufficient to meet the Fund’s daily cash needs. The Common Stock Fund is unitized to allow for daily trades. The value of the unit reflects the combined market value of the Company’s common stock and the cash investments held by the Common Stock Fund. As of December 31, 2025, 744,750 units were outstanding with a unitized value of approximately $52.45 per unit. As of December 31, 2024, 831,888 units were outstanding with a unitized value of approximately $65.47 per unit. The market value of the Company’s Class A common stock as of December 31, 2025 and 2024 was $83.85 and $104.71, respectively. For the year ended December 31, 2025, the Plan purchased and sold $3,114,901 and $7,883,641 of the Company’s common stock, respectively. For the year ended December 31, 2024, the Plan purchased and sold $4,160,236 and $11,112,007 of the Company’s common stock, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2025 and 2024:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2025
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
JPMorgan Chase Bank Large Cap Growth Fund; CF-A Class	$18,832,286	None	Immediate	None	None
MFS Mid Cap Growth Fund	$2,896,156	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$9,148,975	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust I	$4,090,672	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust I	$14,975,882	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust I	$21,231,233	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust I	$27,332,397	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust I	$17,395,511	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust I	$19,515,663	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust I	$18,583,833	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust I	$16,875,597	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust I	$12,082,072	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust I	$5,209,020	None	Immediate	None	None
Vanguard Target Retirement 2070 Trust I	$683,005	None	Immediate	None	None
Vanguard Target Retirement Income Trust I	$2,675,257	None	Immediate	None	None
Vanguard Target Retirement Income And Growth Trust I	$8,639	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
MFS Mid Cap Growth Fund	$3,545,774	None	Immediate	None	None
Vanguard Retirement Savings Trust III	$13,287,096	None	Immediate	None	None
Vanguard Target Retirement 2020 Trust II	$5,029,796	None	Immediate	None	None
Vanguard Target Retirement 2025 Trust II	$15,114,540	None	Immediate	None	None
Vanguard Target Retirement 2030 Trust II	$20,306,275	None	Immediate	None	None
Vanguard Target Retirement 2035 Trust II	$22,779,895	None	Immediate	None	None
Vanguard Target Retirement 2040 Trust II	$14,758,776	None	Immediate	None	None
Vanguard Target Retirement 2045 Trust II	$15,434,292	None	Immediate	None	None
Vanguard Target Retirement 2050 Trust II	$15,581,287	None	Immediate	None	None
Vanguard Target Retirement 2055 Trust II	$12,825,826	None	Immediate	None	None
Vanguard Target Retirement 2060 Trust II	$9,816,418	None	Immediate	None	None
Vanguard Target Retirement 2065 Trust II	$3,596,452	None	Immediate	None	None
Vanguard Target Retirement 2070 Trust II	$236,357	None	Immediate	None	None
Vanguard Target Retirement Income Trust II	$2,593,660	None	Immediate	None	None
Vanguard Target Retirement Income And Growth Trust II	$1,241	None	Immediate	None	None

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 8).

2025	Level 1	Level 2	Level 3	Total
Mutual funds	$39,638,230	$-	$-	$39,638,230
Money market fund	1,906,441	-	-	1,906,441
Total assets in the fair value hierarchy	41,544,671	-	-	41,544,671
Investments measured at net asset value(a)	-	-	-	191,536,198
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$41,544,671	$-	$-	$233,080,869

2024	Level 1	Level 2	Level 3	Total
Mutual funds	$55,025,345	$-	$-	$55,025,345
Money market fund	1,528,670	-	-	1,528,670
Total assets in the fair value hierarchy	56,554,015	-	-	56,554,015
Investments measured at net asset value(a)	-	-	-	154,907,685
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$56,554,015	$-	$-	$211,461,700

(a)
In accordance with FASB ASC 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 8 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees.

The following table summarizes investment balances for the Plan's interest in the Master Trust, as well as total investments in the Master Trust as of December 31, 2025 and 2024:

	Total Master Trust Assets		Plan's Interest in Master Trust
	2025	2024	2025	2024
Investments, at fair value:
Church & Dwight Company Stock Fund	$182,136,256	$242,137,926	$39,062,160	$54,463,690
Total investments	$182,136,256	$242,137,926	$39,062,160	$54,463,690

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following are the changes in net assets for the Master Trust for the years ended December 31, 2025 and 2024:

	2025	2024
Net (depreciation) appreciation in fair value of investments	$(47,730,527)	$25,640,693
Interest and dividends	2,681,008	2,778,547
Net investment (loss) income	(45,049,519)	28,419,240
Net transfers	(14,952,151)	(26,698,791)
(Decrease) Increase in net assets	(60,001,670)	1,720,449
Net assets:
Beginning of year	242,137,926	240,417,477
End of year	$182,136,256	$242,137,926

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (Level 1) as described in Note 7.

Note 9 - Subsequent events:

The Plan has evaluated subsequent events through June 25, 2026, which is the date the financial statements were issued, and has determined that no significant events occurred after December 31, 2025 that would have a material impact on its financial statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2025

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$2,454,904	$2,669,311
John Hancock Disciplined Value Mid Cap Fund	Mutual Fund	3,072,327	2,862,170
PIMCO Total Return Institutional Fund	Mutual Fund	3,536,797	3,235,467
T. Rowe Price Small Cap Value I Class Fund	Mutual Fund	2,712,300	2,800,472
*Vanguard Equity Income Fund	Mutual Fund	4,592,094	4,944,705
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	2,336,712	3,208,610
*Vanguard Federal Money Market	Money Market	1,906,441	1,906,441
*Vanguard Institutional Index Fund Institutional Plus Shares	Mutual Fund	10,565,698	10,833,625
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	3,385,100	3,327,840
*Vanguard Total International Stock Index Fund	Mutual Fund	1,869,698	2,127,613
*Vanguard Wellington Fund	Mutual Fund	3,437,830	3,628,417
JPMorgan Chase Bank Large Cap Growth Fund; CF-A Class	Collective Trust	18,858,191	18,832,286
MFS Mid Cap Growth Fund	Collective Trust	2,298,629	2,896,156
*Vanguard Retirement Savings Trust III	Collective Trust	9,148,975	9,148,975
*Vanguard Target Retirement 2020 Trust I	Collective Trust	3,697,893	4,090,672
*Vanguard Target Retirement 2025 Trust I	Collective Trust	13,324,735	14,975,882
*Vanguard Target Retirement 2030 Trust I	Collective Trust	18,678,410	21,231,233
*Vanguard Target Retirement 2035 Trust I	Collective Trust	23,858,412	27,332,397
*Vanguard Target Retirement 2040 Trust I	Collective Trust	15,059,530	17,395,511
*Vanguard Target Retirement 2045 Trust I	Collective Trust	16,762,936	19,515,663
*Vanguard Target Retirement 2050 Trust I	Collective Trust	15,817,836	18,583,833
*Vanguard Target Retirement 2055 Trust I	Collective Trust	14,364,491	16,875,597
*Vanguard Target Retirement 2060 Trust I	Collective Trust	10,295,792	12,082,072
*Vanguard Target Retirement 2065 Trust I	Collective Trust	4,455,266	5,209,020
*Vanguard Target Retirement 2070 Trust I	Collective Trust	595,360	683,005
*Vanguard Target Retirement Income Trust I	Collective Trust	2,439,799	2,675,257
*Vanguard Target Retirement Income And Growth Trust I	Collective Trust	8,096	8,639
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 9.5%)	Loan	-	5,488,694
Totals		$209,534,252	$238,569,563

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees

Date: June 25, 2026	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer